June 9, 2005

Mail Stop 4-6

Roderick M. Sherwood III
Senior Vice President and Chief Financial Officer
Gateway, Inc.
7565 Irvine Center Drive
Irvine, CA 92618-2930


	Re:	Gateway, Inc.
		Amendment no. 1 to Form S-3 filed May 20, 2005
		Registration no. 333-123579
		Form 10-K filed March 4, 2005 and
		Form 10-Q filed May 10, 2005
		File no. 0-22784

Dear Mr. Sherwood:

	We have reviewed your amendment and your responses and have the following comments. Please respond to our Exchange Act report comments within 10 business days of the date of this letter.

Form S-3
Incorporation by Reference, page 54

1. Please amend this Form S-3 to incorporate the two Forms 8-K filed on May 23, 3005 and on June 6, 2005.

Prior comment 5 - Legality Opinion
2. We note your response, however, we continue to believe that you need to revise your legality opinion to provide a good faith estimate of the number of common shares issuable upon conversion of the Senior
Convertible Notes (i.e., up to 34,762,457).

Form 10-K for December 31, 2004
Prior Comment 3 - Results of Operations, Page 29

3. We note your response regarding the $313 million of service revenue recognized during 2004. Please consider evaluating the amount of service revenue earned each reporting period. To the extent this revenue increases to 10% of total revenues, service revenue may no longer be combined with sales of tangible products but presented separately in accordance with Rule 5-
03.1 and 2 of Regulation S-X.

Prior Comment 5 - Results of Operations, Page 29

4. We note your response regarding the impact of the $53 million inventory charge recorded in 2004. Please explain why you do not believe that the charge and its impact on gross margin in the second and third quarters do not warrant MD&A discussion. Please address the disclosures required by Item 303(a)(3)(i) of Regulation S-K in your response.

5. We note your responses to prior comment 5 regarding rebates and prior comment 18 regarding your historical rebate experience. Because the rebates recorded in 2004 increased significantly from prior year and were material to gross margins, tell us why you have not provided quantification of their impact in MD&A. Please address the disclosures required by Item 303(a)(3)(i) of Regulation S-K in your response.

6. Additionally, we note the estimates involved in recording rebates and the historical experience from which you base your estimates. Please explain to us how this information as well as historical return rates and the impact the eMachine acquisition had on these rates was considered in your critical accounting policy and estimates disclosures.

Prior Comment 6 - Results of Operations, Page 29

7. We note your introductory paragraph provided in MD&A regarding your non-GAAP measure. Please note that Question 8 of the Frequently
Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003 discusses the necessity to disclose whether or not the charges are recurring or non-recurring in nature and whether or not they relate to material known trends, events or uncertainties that should be disclosed in MD&A. Consider disclosing this information in future filings.

Prior Comment 8 - Results of Operations, Page 29

8. We note your response regarding the $100 million gain, the details behind the transaction and the current disclosure in your Form 10-K.
Please consider disclosure of the value of the 2.7 million shares repurchased, the nature of the credits and how you accounted for them as you have indicated to us in your response.



Prior Comment 9 - Liquidity, Page 36

9. We note your response regarding the increase in your DSO and days inventory on hand presented in your liquidity section for the periods
December 31, 2003 and 2004 and your revised disclosure in your Form
10-Q for the quarter ended March 31, 2005. Revise your liquidity section to explain the factors that led to the increase in DSO and days inventory on hand, specifically addressing the impact the transition to third party retailers had on these ratios. Known trends, events or uncertainties that are likely to affect the quality and potential variability of your future earnings and cash flows should be discussed. See Item 303 (a)(3)(ii) of Regulation S-K for disclosure requirements and guidance as well as the Commission`s MD&A
Interpretive Release 33-8350.

10. Please disclose the nature of the multiple element arrangements you offer. Specifically address each of the elements included in the arrangement and the extent to which you have established VSOE for each of the elements in your arrangements. We note in comment responses 15 and 16, included in your letter dated March 7, 2003, that you intended to disclose this information in future filings.

Prior Comment 14- (m) Revenue Recognition, Page 51

11. We note your response regarding the nature of your consumer financing lending partners. Consider revising future disclosures to further define "non-recourse" and to discuss and quantify, to the extent material, the fees paid to and received from these lending partners.

12. We note your response regarding the $1.9 million exposure to your financing partner. Tell us why you believe reserving $250,000 of the maximum $1.9 million exposure is sufficient. Considering these items were originated in or prior to 2001 and are still outstanding, it is not clear that the $1.9 million balance should be considered collectible. It appears that the amount should be reserved in its entirety in your financial statements.

Prior Comment 18- (m) Revenue Recognition, Page 51

13. In view of the 2004-2003 changes in returns, tell us why you have not provided disclosure of the related impact on results of operations and liquidity in MD&A. To the extent material, you may consider disclosing similar information for cooperative advertising discounts granted for each period. Please address your compliance with the disclosure requirements of Item 303 of Regulation S-K in your response as well as the Commission`s MD&A Interpretive Release
33-8350.


Prior Comment 19- (m) Revenue Recognition, Page 51
Prior Comment 21 - Note 2. Selected Balance Sheet Information.,
page
55

14. Tell us why you did not segregate restricted cash on the balance sheet in your Form 10-Q for the quarter ended March 31, 2005. You advised us that this would be done in your response to prior comment
21.

Prior Comment 27 - Controls and Procedures
15. We note that your recent Form 10-Q sets forth the conclusions of your principal executive and principal financial officers in terms of
"effectiveness" of your disclosure controls and procedures. As previously requested, please advise whether for purposes of your Form
10-K disclosure your controls and procedures were "effective" for the fiscal year ended 2004 rather than "adequate" as suggested by the third paragraph of this section of your Form 10-K.

Prior Comment 28 - Controls and Procedures

16. We note your response that you did not include disclosure responsive to Item 308(c) of Regulation S-K in your Form 10-K, since there was no change that materially affected, or is reasonably likely to affect, the Company`s internal control over financial reporting for that period. We also note that you will provide appropriate disclosure in future Exchange Act filings. With respect to your first issue, please note that Rule 12b-13 states, in relevant part, that "[u]nless expressly provided otherwise, if any item is inapplicable or the answer thereto is in the negative, an appropriate statement to that effect shall be made."


Form 10-Q for the Quarter Ended March 31, 2005
Note 10. Subsequent Event, page 21

17. We note that you have entered into a Marketing, Development and
Settlement Agreement with Microsoft.  Tell us the following:
* the nature of the settlement agreement and antitrust claims related to Microsoft and how much of the $150 million relates to the settlement;
* the nature of the marketing and development activities that you will perform for Microsoft and whether or not this agreement contains any purchase commitments, guarantees of performance or certain guaranteed levels of marketing and advertising that must be performed; and

* how you plan to account for the revenue received and expenses incurred pertaining to this arrangement. Please provide appropriate disclosure.

Controls and Procedures, page 44

18. We note that you state that there were "no significant changes" to Gateway`s internal controls during the period covered by the Form
10-Q. Item 308(c) of Regulation S-K requires that you disclose any changes that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. Please tell us whether there were no changes that would have a material affect or were likely to have a material affect upon your internal control over financial reporting or that there were such changes.

Closing

	Please direct any questions regarding accounting matters to Melissa Rocha on (202) 551-3854 or to Craig Wilson, the Senior Assistant Chief Accountant on (202) 551-3226. Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3730 with any other questions.


      					Sincerely,



      					Barbara C. Jacobs
      					Assistant Director

CC:	Bruce K. Dallas
	Davis Polk & Wardwell
	1600 El Camino Real
	Menlo Park, CA 94025
	FAX no. (650) 752-2111